Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

THE FOLLOWING INFORMATION WAS DRAFTED IN PART BY C&J AND WAS INCLUDED IN AN EMAIL SENT TO CERTAIN NABORS EMPLOYEES ON NOVEMBER 5, 2014

FREQUENTLY ASKED QUESTIONS: COMBINATION OF NABORS COMPLETION & PRODUCTION SERVICES AND NABORS PRODUCTION SERVICES WITH C&J ENERGY SERVICES, INC. (“C&J”)

As we look ahead toward a consolidated company and decisions are made in the integration planning process, we will continue to inform you in a timely manner. As part of our commitment to be open with our communications throughout this process, we created a dedicated email address through which you can submit questions about this transaction: AskC&J@cjenergy.com. The integration team will review questions submitted, respond as we are able, and make answers to “frequently asked questions” available for everyone in upcoming communications. The following questions were received from Nabors employees through October 9, 2014.

GENERAL

1.	There is a C&J Plastic Molding near my home in Meadville, Pennsylvania. Is this the same company as C&J Energy Services?

No, C&J Plastic Molding is not affiliated with C&J Energy Services.

EMPLOYMENT, BENEFITS & COMPENSATION

2.	I am a full-time non-exempt salaried NCPS employee. How and when will my 2014 bonus be paid?

The compensation review cycle for non-exempt salaried employees will be conducted in December. At this time, we do not expect changes to the process for the 2014 plan year.

3.	I am a full-time exempt salaried NCPS employee. How and when will my 2014 bonus be paid?

Exempt salaried employees will receive bonuses during March 2015, in accordance with the terms under the Nabors Annual Incentive Plan for 2014.

4.	Will NCPS and NPS employees participate in the annual performance appraisal process with the same deadlines all other Nabors employees?

Yes, the same year-end 2014 performance management deadlines and timelines apply to NCPS and NPS employees as with all other Nabors employees.

5.	As an NCPS employee, I currently participate in the 401(k) plan available at Nabors through Merrill Lynch. Does C&J also use Merrill Lynch to manage its 401(k)?

No, the C&J 401K is currently managed by American Funds.

6.	I participate in the Nabors 401(k) plan. How and when will I be able to rollover my existing contributions to the C&J 401(k) plan?

Employees will be able to rollover Nabors 401(k) plan balances to the C&J 401(k) plan. Additional instructions regarding rollovers will be provided after the closing.

7.	I have never participated in the Nabors 401(k) plan, but would like to begin doing so in the 2015 calendar year. When will NCPS employees be eligible to participate in C&J’s 401(k) plan?

Following the closing of the transaction with C&J, there will be a limited period of time in which you may make changes to some of your elections. This limited period of time is called a “change window.”

Effective as of the first day of the month following the change window, you will be eligible to participate in the C&J 401(k) plan. You will not be subject to the standard eligibility period for the company match, but instead will immediately be eligible for company matching by C&J.

8.	Will I be able to pay off my outstanding Nabors 401(k) loans through payroll deduction?

Yes, NCPS employees will have a limited opportunity to rollover their exiting Nabors 401(k) balance and loan(s) to the CJES plan. Additional information will be provided after the close.

9.	I am a KVS employee in California. Through which companies does C&J offer medical insurance coverage?

C&J will offer medical insurance coverage through United Healthcare and Kaiser Permanente.

U.S. OPEN ENROLLMENT

10.	Will NCPS employees participate in the Nabors U.S. Open Enrollment process? If so, when will this occur?

Yes, NCPS employees will participate in the Nabors U.S. Open Enrollment process scheduled for Nov. 3-16, 2014. Enrollment packets will be mailed to the homes of all hourly NCPS employees during the week of Oct. 27 and emailed to all salaried NCPS employees on Nov. 3. Please review the enrollment packet with your family and make your elections as part of the Open Enrollment process.

11.	I’ve been told our Open Enrollment elections will be mapped over to C&J following the close of the transaction. What does this mean?

After the closing of the transaction, if you are enrolled in the Nabors’s PPO plan, you will be mapped to the C&J Excellence PPO plan which is most comparable to the NCPS Blue Cross Blue Shield medical plan. All of the benefits you are currently enrolled in through Nabors will be mapped to comparable C&J plans. Following the closing of the transaction with C&J, there will be a limited period of time in which you may make changes to some of your elections. This limited period of time is called a “change window.” The change window will occur after the closing of the proposed transaction with C&J. During the change window, you will have the opportunity to enroll in any coverage that is available through the C&J benefit plans but was not available at NCPS (i.e., Preferred PPO Medical and Colonial Life) and to drop voluntary long-term disability coverage. You will also be allowed to change medical plans (i.e., switch from the Excellence PPO plan to the Preferred PPO plan), as well as enroll in Voluntary Life & AD&D coverage. If you were unable to cover your spouse previously, you will have the opportunity to add your spouse to your medical benefits during the “change window”. Additional information regarding the “change window” will soon be communicated.

12.	How will my coverage be impacted between the time of the transaction closing and the mapping process? Will my family be covered based on the elections made during the 2015 Open Enrollment process?

NCPS employees will remain on Nabors benefits until it is administratively feasible to transition to the C&J benefit plans. We anticipate coverage on the C&J benefit plans and mapping will be completed within three (3) months of the closing date.

13.	If C&J offers better options that we learn about after the transaction closes, will I be able to add these elections in 2015 when the mapping process occurs?

Yes, there will be a limited period of time in which you may make changes to some of your elections. You will have the opportunity to enroll in any coverage that is available through the C&J benefit plans but was not available at NCPS (i.e., Preferred PPO Medical and Colonial Life).

CORPORATE, OPERATIONS, MISCELLANEOUS

14.	Does C&J allow employees to have facial hair?

C&J does not have a policy against facial hair at a well site, but does clearly mandate a clean shaven policy for those employees required to wear respirators in the field and other company locations.

The C&J QHSE Policy handbook states, “Beards will be kept neatly trimmed, no longer than 1/2 inch in length. To be in compliance with safety regulations, some field employees may be required to be clean-shaven. Hair shall not extend below the bottom of the shirt collar when the person is standing. Hairstyles prohibiting the proper fit of hard hats and other safety gear are prohibited.”

Furthermore, the C&J QHSE H2S Standard states the following in section 4.4:

Facial Hair – For all breathing apparatus to be effective, it is critical to have an effective seal around the face mask. Given that facial hairs may prevent this seal, it is recommended to prohibit facial hairs for personnel working in known H2S areas.

The C&J Respiratory Protection Standard and H2S Certification training program that all field employees are required to participate in mandates the following for those employees actually required to wear respirators:

Employees will be allowed to perform a job requiring a respirator only after they:

1. Have passed the medical evaluation.

2. Have been successfully fit tested on the respirator they will be required to use.

3. Have been thoroughly trained on the use, inspection, limitations, and care of their specific type of respirator.

Employees who must use respiratory equipment are to be clean-shaven where the respirator creates a facial seal. Beards, long mustaches, goatees, or other facial hair that may come between the sealing surface of the face-piece and the face or interfere with valve function are not permitted when using a respirator.

15.	I have submitted invention disclosers and signed my inventions assignment over to Nabors. However, I have not yet received compensation for the submissions. Will this carry over to C&J or will Nabors fulfill their rewards program obligations to qualified NCPS and NPS employees?

All invention disclosures and patent applications submitted (and approved by the Patent Review Committee) while a full-time employee of Nabors qualify for compensation under the Patent and Trade Secrets Awards Program. Payouts under this program are scheduled to occur in January 2015.

16.	What is C&J’s policy on supervisors buying their own trucks and getting a truck allowance to help offset some of the costs? I am interested in this, but Nabors only allows managers and above to do this.

As a general rule, C&J also does not provide vehicles or allowances at the supervisor level. After the transaction closes, more details will be communicated about how vehicles and allowances will be governed in the future. These decisions will be made by each operations business unit.

Important Additional Information

In connection with the proposed transactions, Nabors Red Lion Limited (which will be renamed C&J Energy Services Ltd. as of the closing of the proposed transaction) (“Red Lion”) has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of C&J Energy Services, Inc. (“C&J”) that also constitutes a preliminary prospectus of Red Lion. The registration statement has not been declared effective by the SEC, and the definitive joint proxy statement/prospectus is not currently available. Each of Red Lion and C&J also plans to file other relevant documents with the SEC regarding the proposed transactions. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of C&J. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement, the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Red Lion and C&J with the SEC at the SEC’s website at www.sec.gov. You may also obtain copies of the documents filed by Red Lion with the SEC free of charge on Nabors Industries Ltd.’s (“Nabors”) website at www.nabors.com, and copies of the documents filed by C&J with the SEC are available free of charge on C&J’s website at www.cjenergy.com.

Participants in the Solicitation

Red Lion, C&J and Nabors and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about C&J’s directors and executive officers is available in C&J’s proxy statement dated April 10, 2014, for its 2014 annual meeting of shareholders. Information about Nabors’ directors and executive officers is available in Nabors’ proxy statement dated April 30, 2014, for its 2014 annual meeting of shareholders.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C&J and Nabors using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information above includes forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, Nabors’ actual results may differ materially from those indicated or implied by such forward-looking statements. The projections contained in this release reflect management’s estimates as of the date of the release. Nabors does not undertake to update these forward-looking statements.

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